CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

October 10, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549

Attn:	Eric McPhee Wilson Lee Ronald (Ron) E. Alper Pam Howell

Re:	Murano Global Investments Limited
Registration Statement on Form F-4
Filed August 9, 2023
File No. 333-273849

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated September 5, 2023, to Mr. Marcos Sacal Cohen, Chief Executive Officer of Murano Global Investments Limited (the “Company”) regarding the Registration Statement and Proxy Statement on Form F-4 filed on August 9, 2023 (the “Initial Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form F-4 (the “Amended Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter and certain other changes.
This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.
Cover Page
1.	Please disclose the title and amount of securities being offered, as required by Item 501(b)(2) of Regulation S-K, as referenced in Item 1 of Form F-4.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on the inside cover page of the Amended Registration Statement.

October 10, 2023

Page Two

2.
Please provide the dealer prospectus delivery obligation information on the outside back cover page, as required by Item 502(b) of Regulation S-K, as referenced in Item 2 of Form F-4. Please also provide the information required by Item 2(1) and (2) of Form F-4 on the inside front cover page.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on the outside back cover page of the Amended Registration Statement.
Frequently Used Terms, page 3
3.	Please disclose Elias Sacal Cababie’s (ESC) relationship to Murano here. Please include Marcos Sacal Cohen with his relationship to Murano in this section.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 4 and 6 of the Amended Registration Statement.
Questions and Answers About the Business Combination and the Extraordinary Meeting
What will happen in the Business Combination?, page 11
4.
Please provide clear disclosure throughout of all the transactions involved in the Business Combination. We note the reference to “among other transactions” in the question before and note that you do not discuss the business combination as it relates to the Murano the private operating company. Since shareholders will be voting to approve the business combination agreement, such information is material. In addition, when discussing the business combination, please provide clear disclosure on the timing of the transactions, including the merger of HCM with NewCay Co and the transaction whereby Murano will become a subsidiary of PubCo.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 27 and 114 of the Amended Registration Statement.
What equity stake will current HCM Holders and Murano Shareholders have in PubCo after the Closing?, page 14
5.
Please disclose in this section and elsewhere in the prospectus where similar disclosure is provided to disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 15-16, 34-35, and 94 of the Amended Registration Statement.
What interests do HCM’s current officers and directors have in the Business Combination?, page 16
6.
Please quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Please also clarify the reference to officer and director investments in the second bullet point. Clarify whether these were stock purchases, loans, fees due, or out of pocket expenses. In the third bullet point please quantify the value of the Founders Shares held by the independent directors. Please revise the fifth bullet point to identify each director that may continue as a director of PubCo. Please include disclosure regarding the private warrants held by the Sponsor and Cantor Fitzgerald. Lastly, please remove the reference to “among other things” and clearly disclose all material interests of these persons. Revise similar disclosures elsewhere in the prospectus.

October 10, 2023

Page Three
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 18-19, 33-34, 109-110, and 153 of the Amended Registration Statement.
What are the material U.S. federal income tax consequences of the Business Combination to me?, page 18
7.
Please remove the references to the tax discussion in the prospectus being a “general discussion.” Investors are entitled to rely on the opinion expressed. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 20-21 of the Amended Registration Statement.
Summary of the Proxy Statement/Prospectus, page 23
8.
Please revise to add disclosure about dilution to the HCM public shareholders. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, here or elsewhere as appropriate. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 16 of the Amended Registration Statement.
9.	Please disclose the complete mailing address and telephone numbers of the principal executive offices for the registrant, as required by Item 3(a) of Form F-4.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 26 of the Amended Registration Statement.
10.
Please include a statement as to whether any regulatory requirements other than the U.S. federal securities laws, must be complied with or approval must be obtained in connection with the transaction, and if so, the status of such compliance or approvals. See Item 3(g) of Form F-4.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 31 of the Amended Registration Statement.
11.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 16 of the Amended Registration Statement.

October 10, 2023

Page Four
12.
Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by the non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 15-16 and 155 of the Amended Registration Statement.
13.
It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 15, 81, and 155 of the Amended Registration Statement.
Impact of the Business Combination on PubCo’s Public Float, page 32
14.
We note that Murano, the private operating company, only has one shareholder, who will be receiving shares in this transaction pursuant to a private placement. We also note that the Founder Shares are subject to a lock-up agreement. Please provide clear disclosure in this section and elsewhere as appropriate of the impact redemptions may have upon the ability of the company to be approved for listing on Nasdaq.

The Company respectfully acknowledges the Staff’s comment.  The Company is considering proposals to address NASDAQ listing requirements upon the closing of the Business Combination and will undertake to revise the Amended Registration Statement once a course of action is decided upon.
Organizational Structure, page 33
15.	Please revise the Murano and PubCo diagram to increase the size to make it readable to the investors.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 36 of the Amended Registration Statement.
Risk Factors, page 46
16.	Please add risk factor disclosure regarding the controlled company status under Nasdaq rules.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 26 and 72 of the Amended Registration Statement.
Certain Material US Federal Income Tax Consideration, page 118
17.
Please remove the word “certain” from the statement at the beginning of this section that “this section describes certain material U.S. federal income tax consequences ....” For guidance see Staff Legal Bulletin No. 19.III.C.1.

October 10, 2023

Page Five
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 129-139 of the Amended Registration Statement.
18.
Please revise your disclosure in this section, and elsewhere, to remove language stating that this discussion is intended to be general in nature or you intend for certain tax treatment of the transaction. Please revise to clearly disclose the material tax consequences of the transaction and attribute the tax opinion to named counsel and file the tax opinion as an exhibit. Please also remove any statement that assumes the material tax consequences at issue (e.g., “The remainder of this discussion assumes that the Merger qualifies as a transaction described in Section 351(a) of the Code”). Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 129-139 of the Amended Registration Statement.
The parties to the transaction, upon consultation with their tax advisors and based upon the revised disclosure, respectfully submit that an opinion of U.S. tax counsel is not required. First, the disclosure states that the Business Combination is subject to significant uncertainty and is therefore not capable of being the subject of a representation regarding its tax-free treatment. Under Section III.A.2 of Staff Legal Bulletin 19, a representation as to tax-free treatment is an important criterion in determining whether an opinion is in fact required. (“Examples of transactions generally involving material tax consequences include … mergers or exchange transactions where the registrant represents that the transaction is tax free”). Additionally, we have revised the disclosure to clarify that, subject to certain factual conditions, it may be prudent for U.S. holders to assume that the Business Combination is treated as a taxable transaction with respect to any gain realized. In this vein, Section III.A.2 of Staff Legal Bulletin 19 also provides that “when a registrant represents than an exchange offer or merger is a taxable transaction, no opinion of counsel or accountant is required.”
Proposal 1: The Business Combination Proposal
Background of the Business Combination, page 129
19.
Please revise to more specifically describe how HCM determined to evaluate the 36 potential business combinations, and how that group was narrowed down to nondisclosure agreements with 23 of those potential targets, and then determined to negotiate letters of intent with the five potential targets. Please also describe the process by which Murano was determined to be the final candidate.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 141 and 147 of the Amended Registration Statement.
20.
Please clarify whether Murano was the client of Nader, Hayaux y Goebel S.C. and whether the Nader firm introduced Murano to HCM. Please clarify whether the Nader firm brought any other client candidates to HCM.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 141 of the Amended Registration Statement.
21.	Please identify the “Newmark team” on page 131.

October 10, 2023

Page Six
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 142 of the Amended Registration Statement.
22.	Please revise references throughout this section to HCM or representatives of HCM to clearly disclose the specific individuals of HCM involved in the various discussions.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 141-144 of the Amended Registration Statement.
23.	Please revise your disclosure throughout this section to provide greater detail as to how the material terms of the transaction structure and consideration evolved during the negotiations.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 141-144 of the Amended Registration Statement.
The HCM Board of Directors Recommendation of and Reasons for the Business Combination, page 135
24.	Please revise to briefly discuss the target opportunities that were rejected by the board and the reasons those opportunities were rejected.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 141 of the Amended Registration Statement.
25.
Please disclose whether and how the board took the consideration to be paid for the target company in the transaction into account in recommending the transaction. If the board did not take the consideration to be paid into account in recommending the transaction, please explain.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 147 of the Amended Registration Statement.
26.
Please discuss what consideration, if any, the board gave in the August 1, 2023 reaffirmation of the recommendation of approval of the business combination to the significant redemptions that occurred in the April 2023 extension.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 147 of the Amended Registration Statement.
Unaudited Prospective Financial Information of Murano, page 138
27.	We are unable to locate the unaudited prospective financial information of Murano. Please revise to include this financial information or advise.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 148 of the Amended Registration Statement and removed this section as prospective financial information was not material to the board’s consideration of the Business Combination.

October 10, 2023

Page Seven
Summary of HCM Financial Analysis, page 139
28.
We note the statement on page 140 that “CCM did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of HCM, Murano or any other entity.” Please reconcile with the disclosure in the background of the business combination which states on page 131 that representatives of HCM and CCM traveled to Mexico City and Cancun to tour and inspect Murano’s hotel projects.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 150 of the Amended Registration Statement.
29.
Please revise to disclose a narrative summary of the analysis conducted by CCM or HCM, as applicable, comparing the Murano transaction to the precedent transactions. Please explain whether and how CCM incorporated the fact that Murano is developing industrial parks, in addition to hotels, in its analysis.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 151 of the Amended Registration Statement.
30.
We note that CCM reviewed Murano’s financial projections in preparing the CCM Materials. Please provide your analysis as to whether the CCM Materials is a “report…materially relating to the transaction ... from an outside party.” If so, please provide the information required by Item 1015(b) of Regulation M-A and file such report as an exhibit. Refer to Item 4(b) of Form F-4.

The Company respectfully advises the Staff that it has revised the disclosure on page 151 of the Amended Registration Statement in response to the Staff’s comment. The investor presentation referenced in the Registration Statement was not materially related to the transaction under Item 4(b) as the investor presentation was not a report, opinion or appraisal; rather the investor presentation was a presentation drafted on a collaborative basis amongst the Murano, HCM and each of their respective professional advisors.
31.
We note that CCM was retained as a financial advisor to HCM. Please clearly describe the role of CCM in the de-SPAC transaction, and the level of diligence the financial advisor performed in connection with the transaction.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 141 and 150 of the Amended Registration Statement.
Interests of Certain HCM Persons in the Business Combination, page 142
32.
We note that “Sponsor, HCM’s directors and officers, Murano and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire HCM Ordinary Shares.” Please revise your disclosure to explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretations 166.01 for guidance.

October 10, 2023

Page Eight
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 17-18, 153-154, and 208-209 of the Amended Registration Statement.
Other Considerations, page 142
33.
We note reference to a private placement in connection with the Business Combination. Please clearly disclose whether any of the parties to the business combination will or may contemplate a private placement concurrent with this business combination.

The Company acknowledges the Staff’s comment and confirms that no private placement is being considered at this time and has revised the disclosure on pages 153 and 208.  Both HCM and Murano reserve the right to consider financing opportunities that may present themselves between now and the Closing of the Business Combination and undertake to update the Registration Statement at such time when any such financing is under consideration.
Business of Murano and Certain Information About Murano, page 148
34.	Please disclose the information required by Item 4.A of Form 20-F as referenced in Item 14 of Form F-4.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 160-162 of the Amended Registration Statement.
35.
Please provide the disclosure required by Item 4.D. of Form 20-F regarding your property, as required by Item 14(b) of Form F-4. When discussing the current development projects please disclose the current status of each project development, the estimated costs of each development, and the impact upon the estimated timing to the extent financing is not obtained.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 160-162 of the Amended Registration Statement.
Description of Material Agreements, page 169
36.	For those loans with variable interest rates, please clearly disclose the interest rate as of a recent date. Revise similar information on page 187.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 177-178, 194, and 201 of the Amended Registration Statement.
37.	Please disclose all material terms of the management agreements, including the compensation arrangements.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 179-180 and 183 of the Amended Registration Statement.
Environmental Matters, page 174
38.	Please revise to disclose whether there are expected to be any obstacles to obtaining these permits.

October 10, 2023

Page Nine
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 183-184 of the Amended Registration Statement.
Executive Compensation, page 174
39.
Please disclose the total amounts set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits. See Item 6.B of Form 20-F as referenced in Item 18(a)(7)(i) of Form F-4.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that no such accruals are incurred by the Grupo Murano at this time.
Management of Murano, page 176
40.
Please clearly disclose any familial relationships between the officers and directors. See Item 6.A.4 of Form 20-F as referenced in Item 18(a)(7) of Form F-4. Please also explain the inclusion of Shawn Matthews in this section, as he is an officer and director of HCM.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 185 of the Amended Registration Statement.
41.
Please clearly disclose the directors of Murano and disclose any compensation paid to such directors. See Item 6.A and B of Form 20-F. Please also clearly disclose the anticipated compensation arrangements for the officers and directors of the company post-business combination.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 184 of the Amended Registration Statement. The Company undertakes to provide fulsome disclosure with respect to the compensation arrangements for the officers and directors of the surviving corporation in a subsequent amendment to the Registration Statement/ Proxy to the extent that any such compensation arrangements are determined prior to the closing of the Business Combination and to fulsomely comply with ongoing disclosure requirements following such closing.
Liquidity and Capital Resources, page 185
42.
We note that your current total debt as of December 2022 was Ps.$5,563.2 million and that you will likely need additional capital in the future. In order to keep investors informed, please disclose your total debt as of the most recent practicable date.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 161 and 198 of the Amended Registration Statement.
Debt, page 187
43.
Please revise to provide the interest rate for the peso-denominated loan agreement, dated as of October 16, 2019, among Fideicomiso Murano 2000 and Banco Nacional de Comercio Exterior, S.N.C Institución de Banca de Desarrollo.

October 10, 2023

Page Ten
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 178 and 201 of the Amended Registration Statement.
44.	Please reconcile and explain any differences between the debt instruments listed here and those listed under “Description of Material Agreements” beginning on page 169.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 177-180 of the Amended Registration Statement.
45.
We note the disclosure in this section that you were in compliance with all covenants and restrictions as of December 31, 2022, except the one breach discussed in this section. Please clearly disclose whether you had any additional breaches after this date.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 202 of the Amended Registration Statement.
Certain Murano Relationships and Related Transactions, page 189
46.	Please include disclosure in this section regarding the Insurgentes Lease Agreements, which you disclose in the first risk factor on page 51 as with an affiliate.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 203 of the Amended Registration Statement.
47.	Please revise the disclosure on page 190 to clearly disclose the total purchase price for the land acquisition.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 204 of the Amended Registration Statement.
Foreign Private Issuer Exemption, page 212
48.	Please revise to identify the home country corporate governance practices that you intend to follow.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 227 of the Amended Registration Statement.
3. Summary of Significant Accounting Policies
(a) Basis of combination, page F-10
49.
Please provide us with a detailed analysis of your determination that it is appropriate to provide audited combined financial statements of the Murano Group, rather than consolidated financial statements of the accounting acquirer, Murano PV, S.A. DE C.V.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page F-10 of the Amended Registration Statement.

October 10, 2023

Page Eleven

Please be advised that the accounting acquirer is Murano Group, as defined in the section “Frequently used terms” of the Amended Registration Statement.

Murano Group prepares financial statements on a combined basis since it does not have an ultimate controlling parent that exercises control over all entities within the group based on the criteria of International Financial Reporting Standard (“IFRS”) 10 — “Consolidated Financial Statements requirements”. Instead, Murano Group’s entities are directly or indirectly controlled by Elias Sacal Cababie (ESC), therefore the Group has been combined under the common control approach. We have included our analysis in the next comment.

Finally, we have revised footnotes 1a. and 3a. in the annual combined financial statements in this respect.
50.
Further to our above comment, we note the companies that comprise the Murano Group are under common control. Please tell us and revise your disclosure to further discuss your basis for establishing common control among the Murano Group companies. As a part of your response, for each of the entities comprising the Murano Group, please address the following:

• the ownership structure of each entity and the commonality among all entities
• how long the existing ownership group has held its ownership percentage and whether it has held the same percentage for the entire duration
• the interrelationships that may exist within the ownership group and whether any legal binding agreements exist among members of the ownership group where they have decided to vote their interest in concert.
Alternatively, to the extent that common control exists because of some sort of contractual arrangement, please explain the arrangement and highlight its significant terms.
We respectfully acknowledge the Staff´s comment, the Company has revised the disclosure and amended Note 1a and 3a. of its annual combined financial statements to disclose that the Murano Group companies have been combined under the common control approach due to Elias Sacal Cababie controlling directly or indirectly all the entities included in the combined financial statements.

October 10, 2023

Page Twelve

Below, we include a chart with the ownership structure of each entity, the shareholders and the percentage of their ownership for each period presented, an explanation addressing the interrelationship between companies, and how it has concluded that all the companies are under common control as follows:

Entity	Shareholder	Ownership as of
		June 30, 2023	December 31, 2022	December 31, 2021
Murano P.V., S. A. de C. V.	Elías Sacal Cababie	60.28%	60.28%	61.71%
	E.S. Agrupación, S.A. de C.V. (1)	39.72%	39.72%	38.29%
Murano Management, S. A. de C. V.	Murano P.V., S. A. de C. V.	99.99%	99.99%	99.99%
	Marcos Sacal Cohen	0.01%	0.01%	0.01%
Murano World, S. A. de C. V.	E.S. Agrupación, S.A. de C.V.	76.15%	76.15%	49.42%
	Elías Sacal Cababie	23.85%	23.85%	50.58%
Servicios Corporativos BVG, S. A. de C. V.	Murano World, S. A. de C. V.	99.82%	99.82%	99.82%
	E.S. Agrupación, S.A. de C.V.	0.18%	0.18%	0.18%
(1)
E.S. Agrupación, S.A. de C.V. (“E.S. Agrupación”) is a Mexican legal entity whose major shareholder is ESC with 99.99% ownership. This entity is not included as part of the Business Combination since it will not be part of the corporate restructure after the closing of the Business Combination and is just mentioned for illustrative purposes.

Elias Sacal Cababie has the majority of the ownership in the entities listed above either because he owns the entities as an individual or through his company E.S. Agrupación.

Trust	Established in	Trustee
Fideicomiso Murano 1000/CIB 3000	2018	Murano PV, S. A. de C. V.
Fideicomiso Murano 2000/CIB 3001	2018	Murano World, S. A. de C. V.
		Fideicomiso Murano 1000/CIB 3000
Fideicomiso Murano 4000/CIB 3288	2019	Murano World, S. A. de C. V.
		Fideicomiso Murano 1000/CIB 3000

These trusts listed above are controlled by a technical committee. Murano PV, S. A. de C. V. is the main trustee and trustor of Fideicomiso Murano 1000/CIB 3000, also it has the ability to appoint the technical committee members, therefore it also has the power to direct the technical committee and consequently, the relevant activities that affect the trustees’ returns. Fideicomiso Murano 1000/CIB 3000 serves as a master agreement for both Fideicomiso Murano 2000/CIB 3001 and Fideicomiso Murano 4000/CIB 3288, and also participates in these two as trustee and trustor, therefore these two trusts are controlled by Murano PV, S. A. de C. V. Since Murano PV, S. A. de C. V. is owned by Elias Sacal Cababie, this means that he also controls the three trusts.

October 10, 2023

Page Thirteen

Entity	Shareholder	Ownership as of
		June 30, 2023	December 31, 2022	December 31, 2021
Edificaciones BVG, S. A. de C. V.	Edgar Armando Padilla Perez	50.00%	50.00%	50.00%
	Ruben Felix Alvarez Laris	50.00%	50.00%	50.00%
Inmobiliaria Insurgentes 421, S. A. de C. V.	CI BANCO, S.A., Institución de Banca Múltiple, as trustee of Fideicomiso Murano 6000 CIB/3109	99.99%	99.99%	99.99%
	Elías Sacal Cababie	0.01%	0.01%	0.01%
Operadora Hotelera I421, S. A. de C. V.	CI BANCO, S.A., Institución de Banca Múltiple, as trustee of Fideicomiso Murano 6000 CIB/3109	99.99%	99.99%	99.99%
	Edgar Armando Padilla Perez	0.01%	0.01%	0.01%
Operadora Hotelera I421 Premium, S. A. de C. V.	Marcos Sacal Cohen	99.99%	99.99%	99.99%
	Edgar Armando Padilla Perez	0.01%	0.01%	0.01%
Operadora Hotelera GI, S. A. de C. V.	Marcos Sacal Cohen	99.99%	99.99%	99.99%
	Edgar Armando Padilla Perez	0.01%	0.01%	0.01%
Operadora Hotelera Grand Island II, S. A. de C. V.	Marcos Sacal Cohen	99.00%	99.00%	99.00%
	Edgar Armando Padilla Perez	1.00%	1.00%	1.00%

In the entities listed above, Elias Sacal Cababie is not the owner rather Marcos Sacal Cohen, Edgar Armando Padilla Perez, Ruben Felix Alvarez Laris or CI BANCO, S.A., Institución de Banca Múltiple, as trustee of Fideicomiso Murano 6000 CIB/3109. Marcos Sacal Cohen is Elias Sacal Cababie son,  a related party who is acting as de facto agent due to the nature and interaction of his relationship with Elias Sacal Cababie. Marcos Sacal Cohen and Elias Sacal Cababie have signed a contractual arrangement where Marcos Sacal Cohen gives Elias Sacal Cababie the power to direct the operating and financing activities of the entities owned by him. Since these companies are part of the Murano Group’s operations, Elias Sacal Cababie is also exposed to variable returns, therefore he has control over the Company.

Regarding Edificaciones BVG, S. A. de C. V., both legal owners act as de facto agents due to the nature and interaction of his relationship, which is a subordinated employment relationship. The funding to constitute the entity and it’s operation came from Elias Sacal Cababie. Also, Edgar Armando Padilla Perez and Ruben Felix Alvarez Laris received a remuneration for their services from Servicios Corporativos BVG, S. A. de C. V. which is an entity owned by Murano World, S.A. de C.V. and E.S. Agrupación, where the main shareholder is Elias Sacal Cababie. Edgar Armando Padilla Perez and Ruben Felix Alvarez Laris have signed a contractual arrangement that gives Elias Sacal Cababie the power to direct the operating and financing activities of Edificaciones BVG, S. A. de C. V. Based on the aforementioned, Murano Group management concludes that Elias Sacal Cababie has control over this entity.

Regarding Inmobiliaria Insurgentes 421, S.A. de C.V. and Operadora Hotelera I421, S.A. de C.V., CI BANCO, S.A., Institución de Banca Múltiple, as trustor of Fideicomiso Murano 6000 CIB/3109, granted to Elias Sacal Cababie, Marcos Sacal Cohen and E.S. Agrupación, S.A. de C.V. the right to exercise at any time its corporate and decision rights in these entities, and to manage and direct the companies activities.

Lastly, the following trust was constituted as a guarantee trust to secure certain loan agreement between Inmobiliaria Insurgentes 421, S. A. de C. V., as borrower, and Banco Nacional de Comercio Exterior S.N.C., as lender, where Banco Nacional de Comercio Exterior S.N.C. is stipulated as trustee in first place so if  Inmobiliaria Insurgentes 421, S. A. de C. V. fails to fulfill its obligations under the loan agreement, Banco Nacional de Comercio Exterior S.N.C. may request the trustor to perform the disposition of the assets of the trust.

October 10, 2023

Page Fourteen

Trust	Established in	Trustee
Fideicomiso Murano 6000/CIB3109	2018	Banco Nacional de Comercio Exterior S.N.C. (owner at first place)
		E.S. Agrupación, S.A. de C.V. (owner at second place)
		Elías Sacal Cababie (owner at second place)

Under the trust agreement, the trustor allows Elias Sacal Cababie, Marcos Sacal Cohen and E.S. Agrupación, S.A. de C.V. to exercise at any time in a shareholders’ meeting or any other shareholders’ resolution meeting the corporate and patrimonial rights related to the trust assets, and to carry out the operating and finance activities of the trust and its related entities without approval or supervision of the trustor, unless Banco Nacional de Comercio Exterior S.N.C. send a breach notice to the trustor, which could occur in the event of an early expiration cause.

Based on the aforementioned analysis, Murano Management concluded that presenting the combined financial information of the entities of the Group as a single reporting entity would achieve a higher level of fairness in presentation than presenting it in separate financial statements, and by applying IFRS guidance in the preparation of the combined financial statements in a consistent manner than the requirements for consolidated financial statements, the information that will result is neutral and complete. Since the entities of the Group to be combined are under common control, the preparation of combined financial statements is appropriate. Finally, the fact that the companies share the same financial reporting system and accounting financial policies under IFRS, develop and manage the same operating industry, Murano Group management concluded that the all the companies are under common control and the basis of combination is appropriate.

Also, after the closing, under a scenario assuming no redemptions, Elias Sacal Cababie will own approximately 84.3%, of the issued and outstanding ordinary shares of the public Company.

Murano Group Combined Financial Statements
13. Financial instruments Fair value and risk management, page F-38
51.
It appears you have inadvertently omitted information on page F-38 following the phrase “The amounts related to valuation of derivative financial instruments registered in profit or loss were as follows:”. Please clarify and/or revise accordingly.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page F-38 of the Amended Registration Statement.

October 10, 2023

Page Fifteen
Item 21. Exhibits, page II-1
52.	Please revise to include a legality opinion and tax opinion, as required by Item 601 of Regulation S-K.
The Company respectfully acknowledges the Staff’s comment and directs you to the disclosure on page II-1 of the Amended Registration Statement. We endeavor to include the 5.1 Opinion of Mourant Ozannes (Jersey) LLP in a subsequent amendment to the Registration Statement/Proxy.
53.	Please file as exhibits your long-term management agreements, if material. See Item 601(b)(10) of Regulation S-K.
The Company respectfully acknowledges the Staff’s comment and the Company undertakes to provide fulsome disclosure with respect to the long-term arrangements for the officers and directors of the surviving corporation in a subsequent amendment to the Registration Statement/Proxy to the extent that any such compensation arrangements are determined prior to the closing of the Business Combination and to fulsomely comply with ongoing disclosure requirements thereafter.
Signatures, page II-4
54.	Please have the registration statement signed by, and identify, the principal executive, financial and accounting officers. See Instruction 1 to Signatures on Form F-4.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page II-5 of the Amended Registration Statement.
General
55.
Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

The Company acknowledges the Staff’s comment and confirms that recent HCM Class A Ordinary Share trading prices do not exceed the threshold that would allow the Company to redeem Public Warrants. In the period from August 30, 2023 to September 30, 2023, the most recent 30-day period, the closing price per share of HCM Class A Ordinary Shares did not exceed $11.00. The circumstances in which the Company may redeem the Public Warrants are described on page 234 of the Amended Registration Statement.  If and when the Public Warrants become available for redemption and the Company elects to redeem the Public Warrants, the Company will provide 30 days’ prior written notice of redemption to each warrant holder. The Company has also revised the Registration Statement in response to the Staff’s comment. Please see page 234 of Amended Registration Statement.
56.
We note that Cantor Fitzgerald & Co. was the underwriter for the initial public offering of HCM and it has advised on the business combination transaction with Murano. Please tell us, with a view to disclosure, whether you have received notice from Cantor Fitzgerald & Co. about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to Cantor Fitzgerald & Co. for the SPAC’s initial public offering.

October 10, 2023

Page Sixteen
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 15, 81, 155, and 205 of the Amended Registration Statement.
57.	HCM’s charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted HCM’s search for an acquisition target.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 19, 34, 110, and 155 of the Amended Registration Statement.
58.
We note that the press release attached as an exhibit to your Form 8-K filed on March 15, 2023, stated that “[t] he transaction values Murano PV, S.A. DE C.V. at a pro forma enterprise value of approximately $810 million, assuming $10 per share and approximately 85% redemptions.” Please reconcile with the disclosure on page 193 that “HCM’s board of directors used as a fair market value for Murano of $690,000,000 equity value.” Please disclose how you calculated the value of Murano.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 207 of the Amended Registration Statement.
59.
Please include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please clearly identify those officers and directors who are located outside of the United States and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. For example, revise to discuss the limitations on investors being able to effect service of process and enforce civil liabilities in Bailiwick of Jersey, lack of reciprocity and treaties, and cost and time constraints. See Item 101(g) of Regulation S-K. In addition, consider adding risk factor disclosure.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 256 of the Amended Registration Statement.
60.
We note that many of the images in the prospectus are artistic renderings for construction projects that are still in the development stage. Please remove such images as it would not be appropriate to depict products that do not exist. For guidance, refer to Question 101.02 of Securities Act Forms Compliance and Disclosure Interpretations

The Company respectfully acknowledges the Staff’s comment and the Company has revised Amended Registration Statement to exclude such renderings.
The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

October 10, 2023

Page Seventeen
We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact Hugo Triaca, Esq. of Clifford Chance at 1 212 878 3222 or Kevin E. Manz, Esq. at (212) 556-2133 if you have any questions regarding this letter or the Amended Registration Statement.
Very truly yours,

/s/ Hugo Triaca

Hugo Triaca
Partner